                                                                    Exhibit-4.21

Commercial Banking - GP 2, Division A
(CARM 050728)

PRIVATE AND CONFIDENTIAL

Nam Tai Electronics Inc
15/F China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong                                                       9 September 2005

Attn : Mr Joseph Li

Dear Sir

BANKING FACILITIES
NAM TAI ELECTRONICS INC (A/C NO. 500-401898) - NEW BORROWER
NAM TAI GROUP MANAGEMENT LTD (A/C NO. 500-815287) - no longer be a borrower

With reference to our recent discussion, we are pleased to advise that we have reviewed your banking facilities and offer a renewal within the following revised limits which will be made available on the specific terms and conditions outlined herein and subject to the satisfactory completion of the security detailed below. These facilities are subject to review at any time and, in any event by 31 May 2006, and also subject to our overriding right of suspension, withdrawal and repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.

                                                              New              Previously
                                                       -----------------   -----------------
FACILITIES AVAILABLE TO NAM TAI GROUP MANAGEMENT LTD
Overdraft                                                     NIL          HKD500,000.-
Treasury Facilities                                           NIL          USD30,000,000.-
   within which (1) Foreign Exchange                          NIL          (USD30,000,000.-)
                (2) Currency Option                           NIL          (USD30,000,000.-)
Corporate Card                                                NIL          HKD1,100,000.-

FACILITIES AVAILABLE TO NAM TAI ELECTRONICS INC
Overdraft                                                 HKD500,000.-     NIL

Interest on the overdraft facility will be charged on daily balances at our HKD best lending rate, which is currently 6.75% per annum, but subject to fluctuation at our discretion and payable monthly in arrears to the debit of your current account.

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
HSBC Main Building, 1 Queen's Road Central, Hong Kong
Tel: (852) 2822 1111 Fax: (852) 2351 4230
Telex: 73205 HSBC HX Telegrams: Hongbank Hongkong
Web: www.hsbc.com.hk

Incorporated in the Hong Kong SAR with limited liability
Registered at the Hong Kong Companies Registry No. 263876

Nam Tai Electronics Inc                                         9 September 2005

                                                         New              Previously
                                                  -----------------   -----------------
Treasury Facilities                                USD30,000,000.-    NIL

   within which:

   Foreign Exchange:                              (USD30,000,000.-)   NIL

   -    For booking forward exchange
        contracts with individual contracts
        up to a maximum of 6 months'
        duration.

   Currency Option:                               (USD30,000,000.-)   NIL

   -    maximum maturity : up to a maximum of
        6 months forward for buying in option
        only

Terms and Conditions

Contracts for treasury products may only be entered into under these facilities to cover exchange rate exposure incurred in the normal course of your business.

All treasury product facilities remain subject to our overriding right to call for cash cover on demand if in the Bank's view your mark-to-market position with us requires such cover. Further, the Bank may, after having made reasonable attempts to discuss the position with yourselves, close out any or all of your outstanding treasury products contracts and demand settlement of the balance due.

All spot and forward foreign exchange transactions and all currency option transactions shall be subject to the terms of a Master Agreement in form published by the International Swaps and Derivatives Association ("ISDA").

Commercial Card Facility                          HKD1,100,000.-       NIL

Commercial Cards approved by us and to be issued to your executives.

The terms and conditions governing the
Commercial Card Facility are detailed in our HSBC Commercial Card Employer's Participation
Agreement to be signed by you.

Default Interest

Please note that interest will be payable on sums which are overdue, drawings which are in excess of agreed limits and amounts demanded and not paid, at the maximum rate stipulated in the Bank's Tariff which is accessible at http://www.hsbc.com.hk/hk/commercial/tool/pdf/c_tariff.pdf. The Bank will provide you with a hard copy of the Tariff at your request. Interest at the applicable rate will be payable monthly in arrears to the debit of your current account.

Accrual of Interest and Other Sums

Please note that interest and other sums expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.

Nam Tai Electronics Inc                                         9 September 2005

Upon acceptance the facility letter, we shall release the existing Unlimited Corporate Guarantee dated 26 April 2001 from Nam Tai Electronics Inc (covering facilities to Nam Tai Group Management Ltd), which will be cancelled after a retention period considered by us to be reasonably appropriate, which is normally 6 months.

Please note that all costs and expenses (including legal fees) incurred by us in connection with the extension of these facilities and any matters arising are to be reimbursed by you on demand.

This facility letter shall be governed by and construed in accordance with the laws of Hong Kong Special Administrative Region ("Hong Kong"). The parties hereby submit to the non-exclusive jurisdiction of the courts of Hong Kong.

Please arrange for the AUTHORISED SIGNATORIES OF NAM TAI ELECTRONICS INC AND NAM TAI GROUP MANAGEMENT LTD, in accordance with the terms of the mandates given to the bank, to sign and return to us the duplicate copy of this letter to signify your understanding and acceptance of the terms and conditions under which these revised facilities are granted.

Unless expressed in writing from Nam Tai Electronics Inc and Nam Tai Group Management Ltd to the contrary, we may provide any information relating to any of your accounts with us and any facilities we may provide to you from time to time or their conduct or any other information concerning your relationship with us to any other company or office which at the relevant time belongs to or is part of the HSBC Group.

Section 83 of the Banking Ordinance

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In acknowledging this facility letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this facility letter, that you immediately advise us in writing.

These revised facilities will remain open for acceptance until the close of business on 29 September 2005 and if not accepted by that date will be deemed to have lapsed.

We are pleased to be of continued assistance.

Yours faithfully


Peter Choi
Senior Vice President

Encl.

/ml